Exhibit 12


                      FREEPORT-MCMORAN COPPER & GOLD INC.
            Computation of the Ratio of Earnings to Fixed Charges,
              Preferred Stock Dividends and Minimum Distributions


                                                                                Three Months Ended
                                        Years Ended December 31,                     March 31,
                            ------------------------------------------------     ------------------
                              1989      1990      1991      1992      1993        1993        1994
                            --------  -------- --------  --------  --------      -------     -------
                                 (amounts in thousands, except ratios)
Income from continuing
  operations               $ 98,927  $ 90,179  $101,962  $129,893  $ 60,670      $ 8,621     $25,864
Add:
  Provision for income
    taxes                    89,624    88,330    45,585   103,726    67,589       10,937      23,142
  Minority interest share
    of net income            17,415    13,726    12,199    31,075     9,134        1,398       4,009
  Interest expense              187    13,517    21,451    18,897    15,327        5,629           0
  Rental expense factor(a)      223       693       841       876     3,190          219         797
                           --------  --------  --------  --------  --------      -------     -------
Earnings available for
  fixed charges            $206,376  $206,445  $182,038  $284,467  $155,910      $26,804     $53,812
                           ========  ========  ========  ========  ========      =======     =======

Interest expense            $   187  $ 13,517  $ 21,451  $ 18,897  $ 15,327      $ 5,629           0
Capitalized interest          7,074     8,244    18,276    23,974    24,519        5,219       5,908
Rental expense factor (a)       223       693       841       876     3,190          219         797
Preferred dividends               0         0         0    10,808    44,545        6,041      18,931
Minimum required Class A
  distributions (b)          14,138    14,138    14,138    21,129    25,579       12,311           0
                           --------  --------  --------  --------  --------      -------     -------
Fixed charges              $ 21,622  $ 36,592  $ 54,706  $ 75,684  $113,160      $29,469     $25,636
                           ========  ========  ========  ========  ========      =======     =======

Ratio of earnings to
  fixed charges (c)             9.5x      5.6x      3.3x      3.8x      1.4x          (d)       2.1x
                                ===       ===       ===       ===       ===          ===        ===

- ------------
(a)  Portion of rent which is deemed representative of interest.

(b) Minimum required distributions on the Class A Common Stock which ended on May 1, 1993.

(c) For purposes of calculating the ratio of earnings to fixed charges, preferred stock dividends and minimum distributions, earnings consist of income from continuing operations before income taxes, minority interest and fixed charges. Fixed charges include interest and that portion of rent deemed representative of interest.

(d) Earnings were inadequate to cover fixed charges, preferred stock dividends and minimum distributions by $2.6 million.
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